Prospectus Supplement No. 1 to Prospectus Dated April 30, 2004	Filed Pursuant to Rule 424(b)(3) Registration No. 333-114268

$105,000,000
(Aggregate Principal Amount)

2.0% Convertible Senior Notes Due 2024, Related Guarantees and
the Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements and, in part, amends the information contained in the prospectus of Comtech Telecommunications Corp. (“Comtech”) dated April 30, 2004 (the “Prospectus”), relating to the potential resale from time to time of Comtech's 2.0% Convertible Senior Notes due 2024, the related guarantees of the notes by certain of Comtech's subsidiaries and the resale of Comtech's common stock issuable upon conversion of the notes. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

The following table supplements and, in part, amends the information set forth in the Prospectus under the caption “Selling Securityholders” with respect to the selling securityholders and the respective principal amount of notes that are beneficially owned and may be sold by each selling securityholder and the number of shares of common stock issuable upon conversion of the notes that may be sold by the selling securityholders pursuant to the Prospectus, as amended or supplemented.

			Number of Shares of Common Stock
Selling Securityholder (1)	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Beneficially Owned (1)(2)	Offered Hereby	Owned After the Offering
ATSF-Transamerica Convertible Securities	$8,500,000	8.10%	179,894	179,894	–
Bear, Stearns & Co. Inc.(3)	1,900,000	1.81	106,624	40,212	66,412
DBAG London	400,000	*	8,466	8,466	–
DKR Soundshore Opportunity Holding Fund Ltd.(3)	2,250,000	2.14	47,619	47,619	–
DKR Soundshore Strategic Holding Fund Ltd.(3)	1,000,000	*	21,164	21,164	–
IDEX-Transamerica Convertible Securities Fund	4,400,000	4.19	93,122	93,122	–
Institutional Benchmark Master Fund c/o Alexandra Investment Mgt. LLC	19,000,000	18.10	402,116	402,116	–

*	Less than 1%.
(1)	Information regarding the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to the Prospectus if and when necessary.
(2)	Assumes conversion at an initial conversion rate of 21.1640 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. However, this conversion price will be subject to adjustment and, as a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	The information set forth for such selling securityholder amends and replaces, in full, the information set forth for such selling securityholder in the Prospectus.

INVESTING IN THE NOTES, THE RELATED GUARANTEES OR THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES INVOLVES A HIGH DEGREE OF RISK. PLEASE CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 7, 2004.